            AMEX : REX
                        TSX : VIR
ViRexx Medical Corp.                                                                                                                                                                                         For Immediate Release

VIREXX ANNOUNCES RESULTS OF RIGHTS OFFERING AND FAILURE OF LM FUNDS CORP. TO PROVIDE STANDBY COMMITMENT

EDMONTON, ALBERTA – September 10, 2008 – ViRexx Medical Corp. (TSX:VIR, AMEX:REX), a company focused on developing innovative-targeted therapeutic products that offer better quality of life and a renewed hope for living announces that LM Funds Corp., the standby guarantor under its previously announced rights offering, has failed  to fulfill its obligation to provide $3,000,000 CA as the Standby Purchaser for the rights offering.

The Company received 13,244,367 valid tenders for common shares from shareholders who exercised their basic subscription privilege and received 834,535 valid tenders for common shares from shareholders who exercised their additional subscription privilege.  In total 14,078,902 rights were exercised which provided gross proceeds to the Company of $633,550.59 CA.

LM Funds Corp. failed to meet its obligation to provide the Standby Commitment of $3,000,000 CA and has notified the Company that it will not meet this obligation.  Management is working with its advisors to examine the Company’s alternatives in order to determine the appropriate course of action and to attempt to find alternative funding.

“Although we are very disappointed by LM Funds Corp.’s inability to meets its obligation we are encouraged by the number of shareholders who participated in the rights offering”, said Darrell Elliott, Chairman and Interim Chief Executive Officer of ViRexx.  “We will continue to work closely with our advisors to take appropriate actions where necessary in order to meet the Company’s strategic objectives.”

If alternative, equivalent financing to replace the LM Funds Corp. commitment is not arranged by close of business on September 18, 2008 shareholders who exercised their rights and wish to rescind their participation in the rights offering will have the opportunity to do so once the appropriate rescission process is determined.

About ViRexx Medical Corp.

ViRexx is a Canadian-based development-stage biotech company focused on developing innovative-targeted therapeutic products that offer better quality of life and a renewed hope for living.  Our platform technologies include product candidates for the treatment of Hepatitis B, Hepatitis C, avian influenza viral infections, biodefence and nanoparticle applications, select solid tumors and late-stage ovarian cancer. For additional information about ViRexx, please see www.virexx.com.

THE TSX HAS NOT APPROVED OR DISAPPROVED OF THE INFORMATION CONTAINED HEREIN

This news release contains certain forward-looking statements that reflect the current views and/or expectations of the Company with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly.

For more information, please contact:

Darrell Elliott Chairman and Chief Executive Officer ViRexx Medical Corp. Tel: (780) 433-4411 Fax: (780) 436-0068 investor@virexx.com	Brent Johnston Chief Financial Officer ViRexx Medical Corp. Tel: (780) 433-4411 Fax: (780) 436-0068 investor@virexx.com